

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2012

Via E-mail
Matthew Neher
Chief Executive Officer
Greentech Mining International, Inc.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re: Greentech Mining International, Inc.**
> **Form 8-K Filed September 19, 2012 and Amended September 20, 2012**
> **Response dated October 12, 2012**
> **Form 8-K Filed September 24, 2012**
> **File No. 000-54610**

Dear Mr. Neher:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

1.   We note your disclosure on page 32 that you are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please disclose in the beginning of your filing this fact, and revise your disclosure to describe how and when a company may lose emerging growth company status. In addition, consider describing the extent to which any of the exemptions available to an emerging growth company are available to you as a Smaller Reporting Company.

2.   We note your response to the letter dated October 3, 2012 in which you indicate you are producing 10 ounces of gold per day. Please revise to include mining and milling production information pursuant to the Instructions to Item 102 of Regulation S-K. This information should include tons mined and milled, recovery factors, products produced,

production cost, and sales price per ounce. Additionally, please clarify if the mill feed was mined from your property or a third party property.

Entry into a Material Definitive Agreement, page 3

3.   With regard to the Operating, Exploration and Option to Purchase Agreement please tell us the following:

- How you will account for the initial $3 million payment you are required to make under the agreement and for the future payments you must make through the third year of the agreement.
- How you considered that the acquisition of the right to operate and explore the Henry Mountain Project was the purchase of a business which should be accounted for under FASB ASC 805. Specifically, please tell us your consideration of the guidance in FASB ASC 805-10-55-4 through 8.

4.   Please expand the disclosure in the second paragraph of this section to explain the reference to the "Contractor."

Completion of Acquisition or Disposition of Assets, page 4

5.   Please tell us whether you met the November 1, 2012 deadline that you mention in this section.

6.   Please disclose the encumbrances that will be removed with the funds that you pay Greentech Mining, Inc. and Greentech Mining Utah.

Cautionary Statement Regarding Forward-Looking Information, page 9

7.   We note your reference to risk factors described in other filings. Please tell us the authority on which you rely to refer readers to another filing given that this Form 8-K must include all information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

Our Business, page 9

8.   We note that you purchased 1,500,000 shares from the CEO's brother and then granted him an option to purchase 1,000,000 shares which he immediately exercised. With a view toward clarification of these transactions, please tell us the business purpose for the repurchase and nearly immediate resale of the securities, and how you determined the number of shares to repurchase and resell. Also, please tell us whether you plan to report in your next 10-K the failure to file the forms required by Section 16 of the Exchange Act

related to these transactions and the transaction in which you issued 26,500,000 shares; see Regulation S-K Item 405 and Form 10-K Item 10.

9.   Please disclose the duration of the consulting services agreement. Also disclose the deadline to achieve the milestones and the status of the repurchase option if the milestones are not met by that time. If Accelerated Venture Partners has a similar consulting agreement with another company that is in a business similar to yours, please say so clearly and add an appropriate risk factor regarding the conflict.

10.   With a view toward balanced disclosure, please tell us the number of other consulting arrangements that Accelerated Venture Partners executed with shell companies it formerly controlled and the extent to which the milestones under those agreements were timely achieved.

11.   Please tell us whether the employees who conducted the activities related to the claims and processing plant that you now conduct under the option agreement were terminated by their previous employer and hired by you. Also tell us whether those previous activities were profitable.

12.   Refer to your disclosure that Greentech Mining, Inc. and Greentech Mining Utah will continue "as independent companies fulfilling their current mineral processing contracts and other exploration opportunities for potential development." Please tell us about those companies' other operations, including whether those activities will occur on the property or with the equipment subject to your purchase option. Also tell us whether those companies' involvement with "other exploration opportunities for potential development" creates a conflict with your business. For example, if an exploration opportunity presents itself to your CEO, how will he decide whether to present it to Greentech Mining International, Inc., Greentech Mining, Inc. or Greentech Mining Utah? If these companies are competitors for the same opportunities, please revise your conflict disclosure on page 44 to provide more specific information about this conflict and add an appropriate risk factor.

13.   Please state clearly the scope of the currently BLM-approved plan of operation. Also please tell us whether the plan must be modified to permit the registrant to conduct the operations rather that the entity that initially submitted the plan.

Overview, page 11

14.   Please disclose the following pursuant to paragraph (b)(4)(i) of Industry Guide 7.

- a summary of past and present exploration work including a detailed description of the work you will perform on your property;

- a clear statement indicating that you currently do not have proven or probable reserves;
- an indication as to whether or not you plan to establish proven or probable reserves prior to production; and
- a description of your tailings facility including the current permitting status.

15. Please expand the disclosure in the fifth paragraph on page 12 to discuss when you began testing the ores from the third-party mines and the location of the mines.

16. Please clarify what you mean by the "ion exchange" in the fifth paragraph on page 12 and "leach technology" in the second paragraph on page 26. Also clarify the significance to investors of the types of rock that you mention in the first paragraph on page 22 and of your reference to load and placer claims on page 13.

17. Please ensure that your graphics are legible. For example, the "Caution" legend on page 18 is unclear. Also, please confirm to us that each picture in your filing represents the actual equipment you use at the plant and that the last picture on page 26 is the result of processing ore from the claims that you operate. If so, it is unclear what additional equipment you must purchase for the plant in the amount you indicate on page 40. In this regard, please disclose in your document who owns the pictured equipment and who will own the equipment that you purchase and use at the site if you do not exercise your purchase option or the agreement is otherwise terminated.

18. With a view toward clarified disclosure, please tell us who owns the property on which the claims and plant exist.

Metal Processing and Refining, page 24

19. Please tell us who conducted the initial testing that indicates that "recovery of gold and silver is possible." Also tell us when the test was conducted and why it does not show economic feasibility.

Henry Mountain Gold Historical, page 27

20. Please tell us whether any of the claims you have contracted to operate are included in the property you mention in the first paragraph of this section, and tell us how the statements in that paragraph can be used by investors to draw accurate conclusions about your business. Also provide us support for your statement regarding 1 ounce of gold per ton and 29.8 ounces of gold per ton.

Government Regulations, page 27

21.   Please explain the process for obtaining a BLM permit. Your disclosure should include the small mining operations permit and the process to amend the permit to increase the scope as mentioned on pages 11 and 12, the DOGM and BLM approvals mentioned on page 12, the conditional use permit mentioned on page 12, the procedure to include processing within the permit as mentioned at the bottom page 24, and the regulations mentioned in your third risk factor on page 29. Address the duration of your claims, permits and approvals and the conditions under which they could be terminated. Discuss the status of any other approvals, including licenses and permits, necessary to conduct the business you disclose. Include all information required by Regulation S-K Item 101(h)(4)(viii) and (ix).

22.   Please reconcile the disclosure in this section and the third risk factor on page 34.

Risk Factors, page 27

23.   Please add a separate risk factor to explain clearly the conflicts created by your CEO being the CEO of the companies that are the other parties to your operating, exploration and option to purchase agreement. For example, explain the risk created when your CEO must address a dispute between the parties, decide whether a waiver or an amendment to the agreement is appropriate, or decide whether to exercise termination rights.

Lack of employment agreements with key management, page 30

24.   Please reconcile the disclosure in this risk factor that you do not have an employment agreement with any of your key management with the disclosure in your Form 8-K filed on September 14, 2012 that you entered into an employment agreement with Matthew Neher on September 10, 2012.

Our success is substantially dependent on general economic conditions, page 31

25.   Please revise the disclosure in the last sentence of this risk factor to explain how an overall decline in the demand for government services could cause a reduction in your sales.

Because there is no escrow, trust or similar account, page 35

26.   Please tell us why you have included this risk factor.

Anti-takeover effects of certain provisions of Delaware state law, page 36

27.   With a view toward providing specific disclosure about the registrant, please tell us whether any of the current officers or their affiliates are "interested stockholders" under the statute you cite in this risk factor. If so, please clarify the "prescribed manner" for approval of the transaction.

28.   Please explain the reference in the last sentence of this risk factor to Oro East Mining, Inc.

Plan of Operation, page 37

29.   Please reconcile the disclosure in the penultimate paragraph on page 40 that neither you or any of your consultants has significant experience in raising funds similar to the $15 million expected to be required with your disclosure in the first and second paragraphs on page 43 that Matthew Neher contributed to raising over $100 million and that Timothy Neher has over twenty years of experience in connection with the provision of debt and equity financing.

30.   Please reconcile your statement in the last sentence of the first paragraph on page 38 that Greentech Mining, Inc. will pay BLM and permit fees with your disclosure on page 11 that you will reimburse Greentech Mining for those fees. Also, please tell us which provision of which exhibit controls this arrangement.

31.   Please tell us (1) whether you are aware of the extent to which your disclosed estimates of costs to complete Phase I and Phase II and time required for the base work and analysis are similar to that disclosed by another Accelerated Acquisitions company in which Timothy Neher was the sole director, and (2) any known reasons for the similarity. Likewise, please tell us (1) whether you are aware of the extent to which the disclosure in the table and footnotes on page 40 is similar to that of another Accelerated Acquisitions company in which Timothy Neher was the sole director and (2) any known reasons for the similarity.

32.   Please revise the table on page 40 to clarify which expenses are components of Phase I and which are components of Phase II.

Properties, page 41

33.   Please provide disclosure that will reasonably inform investors of the suitability, adequacy, productive capacity and extent of utilization of the facilities. We note that the business address of your company is identical to the business address of several other public companies.

Directors and Executive Officers, page 42

34.   With a view toward balancing your disclosure regarding the background of your affiliates, please:

- tell us the specifics of your CEO's role in the "$100M" funding and his "integral part" in the public offering;
- tell us whether the public companies that you mention complied with the Commission's reporting requirements during the periods when your directors were affiliated with those companies;
- whether your CEO was involved with any material unsuccessful negotiations in addition to the successful negotiations you elected to highlight.

Also, expand your disclosure of your CEO's background to address the 2008-2010 period.

35.   Please provide the information required by Regulation S-K Item 401 with regard to your other executive officer mentioned in the fourth risk factor on page 30.

36.   Regulation S-K Item 401(e)(2) requires disclosure of public company directorships held during the past five years, regardless of whether your director still holds that position. Please provide complete disclosure. We note for example that you have not included several of the directorships in the Accelerated Acquisition entities.

Executive Compensation, page 43

37.   Please expand the disclosure in this section to include the material terms of your employment agreement with Mr. Neher. We note the disclosure in your Form 8-K filed on September 14, 2012. Also, with a view toward disclosure in an appropriate section of your document, please tell us the amount that your CEO was paid by Greentech Mining, Inc. and Greentech Mining Utah, and whether he will continue to receive payments from those entities.

Certain Relationships and Related Transactions, page 44

38.   Please provided the information required by Regulation S-K Item 404(c)(1)(ii), including the principle followed in determining the operating, exploration and option to purchase price and the identity of the persons making the determination. Also tell us the age of the claims and the plant that you now operate, when Greentech Mining, Inc. and Greentech Mining Utah acquired the claims and plant, the amount those companies paid for the claims and plant, and the amount of expenses that Greentech Mining, Inc. and Greentech Mining Utah subsequently incurred on the claims and the plant.

39.   Please ensure that you have described the material terms of your consulting agreement
        with your director filed as exhibit 10.4 on June 29, 2012. We note for example the
        participation rights.

40.   Please provide disclosure required by Regulation S-K Item 404 regarding the expenses
        due to your founder mentioned on your latest balance sheet. Include the repayment terms
        and interest rate.

Exhibits, page 46

41.   Please include a complete exhibit index addressing all exhibits required to be filed by
        Form 10.

Form 8-K filed on September 24, 2012

42.   We note your disclosure of tons and grade of ore bearing materials. Pursuant to
        paragraph (a)(1) of Industry Guide 7 the term ore is generally synonymous with the term
        reserve. Please revise to remove all estimates of tons and grade until you have defined a
        proven or probable mineral reserve.

43.   Please tell us why the agreement you filed is not fully signed. Also, please provide us a
        copy of the signed agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United States.

        You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related
matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering

comments. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Thomas E. Puzzo, Esq.